Prospectus Supplement dated August 30, 2004 (to Prospectus dated August 25,
2004)

$1,614,335,000 (APPROXIMATE)

CITIGROUP MORTGAGE LOAN TRUST, SERIES 2004-OPT1
ASSET BACKED PASS-THROUGH CERTIFICATES

CITIGROUP MORTGAGE LOAN TRUST INC.
DEPOSITOR

OPTION ONE MORTGAGE CORPORATION
ORIGINATOR AND SERVICER

         The final paragraph on page S-59 and the first paragraph on page S-60 are replaced with the following:

         Any conveyance of subsequent mortgage loans on a Subsequent Transfer Date is subject to certain conditions including, but not limited to the following: (a) each such mortgage loan must satisfy the representations and warranties specified in the related Subsequent Transfer Instrument and the pooling and servicing agreement; (b) the depositor will not select such mortgage loans in a manner that it believes to be adverse to the interests of the certificateholders; (c) the depositor will deliver certain opinions of counsel with respect to the validity of the conveyance of such mortgage loans and (d) as of the related subsequent cut-off date, each such subsequent mortgage loan will satisfy the following criteria: (i) the mortgage loan may not be 30 or more days delinquent as of the last day of the calendar month preceding the subsequent cut-off date; (ii) the original term to stated maturity of the mortgage loan will not be less than 120 months and will not exceed 360 months; (iii) the mortgage loan may not provide for negative amortization; (iv) the mortgage loan will not have a loan-to-value ratio greater than 100%; (v) such mortgage loans will have, as of the subsequent cut-off date, a weighted average term since origination not in excess of 2 months; (vi) the mortgage loan, if a fixed-rate mortgage loan, will have a mortgage rate that is not less than approximately 4.795% per annum or greater than approximately 12.550% per annum; (vii) each of the mortgage loans will have a first payment date occurring on or before October 1, 2004 and will include 30 days' interest thereon; (viii) if the mortgage loan is an adjustable-rate mortgage loan, the mortgage loan will have a gross margin not less than approximately 1.995% per annum, will have a maximum mortgage rate not less than approximately 10.000% per annum and will have a minimum mortgage rate not less than approximately 4.20% per annum and (x) the mortgage loan will have been underwritten in accordance with the criteria set forth under "The Originator--Underwriting Standards" herein.

         Following the purchase of Subsequent Group I Mortgage Loans by the trust, at the end of the Funding Period all of the Group I Mortgage Loans (including the Subsequent Group I Mortgage Loans): (i) will have a weighted average original term to stated maturity of not more than 360 months; (ii) will have a weighted average mortgage rate of not less than 7.00% per annum and not more than 7.60% per annum; (iii) will have a weighted average loan-to-value ratio of not more than 80%; (iv) will have no mortgage loan with a principal balance in excess of $475,000; (v) will consist of mortgage loans with prepayment charges representing no less than approximately 70% of the Group I Mortgage Loans and (vi) have no more than 27% of fixed-rate Group I Mortgage Loans. In addition, the adjustable-rate Group I Mortgage Loans will have a weighted average gross margin not less than 3.920% per annum. For purposes of the calculations described in this paragraph, percentages of the Group I Mortgage Loans will be based on the principal balance of the Group I Mortgage Loans as of the cut-off date and the principal balance of the Subsequent Group I Mortgage Loans as of the related subsequent cut-off date.